TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
EURONEXT PARIS

June 30, 2017

Dear Sir/Madam,

Sub: Press Release

Please find enclosed the press release titled- "**Infosys Appoints D Sundaram as an Independent Director.**"

The press release will also be made available on the Company's website, www.infosys.com.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

A G S Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys Appoints D Sundaram as an Independent Director

Appointment effective July 14, 2017

Bangalore – June 30, 2017: Infosys (BSE, NSE, NYSE: INFY) today announced the appointment of Mr. D. Sundaram as an Independent Director of the Company, effective July 14, 2017, based on the recommendations of the Nomination and Remuneration Committee of the Board.

Mr. Sundaram is currently the Vice Chairman and MD of TVS Capital Funds Ltd. He joined Unilever Group in 1975 and served in various leadership capacities in Unilever Group in a career spanning over 34 years, including Director of Finance & IT, and Vice Chairman of Hindustan Unilever Limited. Mr. Sundaram is a Fellow of the Institute of Cost Accountants of India and a Post Graduate in Management Studies.

Welcoming him to the Board, Mr. Seshasayee, Chairman of the Infosys Board said, “We are delighted to welcome Mr. Sundaram to the Board of Infosys. He brings extensive experience in the field of finance and strategy execution. I am sure that the Board will immensely benefit from his expertise.”

About Infosys Ltd

Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 200,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from

time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information, please contact:

Asia Pacific	EMEA	Americas
Sarah Gideon	Margherita Di Cerbo	Chiku Somaiya
Infosys, India	Infosys, Europe	Infosys, USA
+91 80 4156 3998	+44 (0)2075162748	+1 7136706752
Sarah_Gideon@infosys.com	margherita.dicerbo@infosys.com	Chiku.Somaiya@infosys.com

D.Sundaram, Vice Chairman & Managing Director, TVS Capital Funds Ltd.



D.Sundaram's experience spans corporate finance, business performance, monitoring operations, governance, mergers & acquisitions, talent/people management and strategy.

Sundaram joined Hindustan Unilever Limited as Management Trainee in June 1975; and served in various capacities as Corporate Accountant, Commercial Manager and Treasurer till 1990. He was seconded to Unilever, London as Commercial Officer for Africa and Middle East Group between 1990 and 1993. He was the Commercial Manager of TOMCO integration team in 1993 / 94. He was CFO of Brooke Bond Lipton from 1994 to 1996 and served in Unilever London between 1996 to 1999, as Sr. Vice President (Finance, IT and Strategy) for South Asia and Middle East. In April 1999 he returned to HUL as Finance & IT Director.

Sundaram was elevated as Vice Chairman of HUL in April 2008. In all, Sundaram has more than 34 years of experience with Hindustan Unilever Limited. He is a two-time winner of the prestigious "CFO of the Year for FMCG Sector" award by CNBC TV18 (2006 and 2008).

He is currently the Vice Chairman and MD of TVS Capital Funds Ltd in partnership with Gopal Srinivasan (TVS family) in a growth capital Private Equity Fund (TVS Shriram Growth Fund.) Assets under Management Rs. 1200 Cr. ($175m). Sundaram brings deep financial expertise and significant understanding of consumer related businesses to the PE operations.

Sundaram is a Post Graduate in Management Studies (MMS), Chennai, Fellow of the Institute of Cost and Management Accountants, and has done Harvard Business School's Advanced Management Programme (AMP).

Sundaram has served as an independent director on the Board of State Bank of India, between Jan 2009 to June 2014; of SBI Capital Markets between 2002 to 2014 and has been a member of the board of governors of Institute of Financial Management and Research, Chennai, since 2005.

He currently serves as an independent director on the boards of SBI General Insurance, GSK Pharma India, Crompton Greaves Consumer Limited and Trent Hyper Market (JV with TESCO).